                                       Filed by New York Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                              Subject Company:  New York Community Bancorp, Inc.
                                                     Commission File No. 1-31565



            On July 2, 2003, New York Community Bancorp, Inc., a Delaware corporation, issued the following press release:



FOR IMMEDIATE RELEASE                      Contact: Ilene A. Angarola
                                                    First Senior Vice President
                                                    Investor Relations
                                                    (516) 683-4420


                        NEW YORK COMMUNITY BANCORP, INC.
         TO ISSUE SECOND QUARTER 2003 EARNINGS RELEASE ON JULY 16, 2003;
                     CONFERENCE CALL SET FOR 9:30 A.M. (ET)



Westbury, N.Y., July 2, 2003 - New York Community Bancorp, Inc. (NYSE: NYB) today announced that it will issue its earnings release for the three and six months ended June 30, 2003 at approximately 7:30 a.m. Eastern Time (ET) on Wednesday, July 16, 2003. The release will be posted to the Company's web site, www.myNYCB.com, upon issuance.

The Company will conduct a post-earnings conference call at 9:30 a.m. (ET) on July 16th, during which President and Chief Executive Officer Joseph R. Ficalora will discuss highlights of the Company's second quarter 2003 performance and its proposed merger with Roslyn Bancorp, Inc., which was announced last week. Information about the conference call follows:

            Access Code for Dial-in and Replay:       533864
            Dial-in (Domestic):                       1-800-238-9007
                    (International):                  1-719-457-2622
            Replay:                                   July 16 (12:30 p.m.)
                                                      - July 23 (midnight)
                    (Domestic):                       1-888-203-1112
                    (International):                  1-719-457-0820

The conference call will be simultaneously webcast at www.myNYCB.com, and archived through 5:00 p.m. on July 25, 2003.

                                  - continued -

                                                                               2
NYCB to Issue Earnings, Host Conference Call on July 16, 2003

New York Community Bancorp, Inc. is the $12.0 billion holding company for New York Community Bank and the sixth largest thrift in the nation, based on current market capitalization. The Bank currently serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County, and New Jersey, and operates through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the metro New York region, with 54 in-store branches, the Bank is one of the leading producers of multi-family mortgage loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.